Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57429-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
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E-Mail: mtaylor@lmls.com

April 5, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 4561

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-4561

Attention:	Mr. Paul Fischer, Staff Attorney and Ms. Jessica Barberich, Accountant

Infrablue (US) Inc.
Registration Statement on Form SB-2
Amended on March 21, 2006
SEC File No. 333-130403
__________________________________________

We write on behalf of Infrablue (US) Inc. (the “Company” or “Infrablue”) in response to Staff’s letter of March 31, 2006 (the "Comment Letter") signed by Elaine Wolff, Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the Company's Amendment No. 2 Form SB-2 (the "Form SB-2/A2") filed with the Commission on March 21, 2006. On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 3 to the Registration Statement on Form SB 2 (as revised, the “Form SB 2/A3”). We enclose with this letter two copies of the Form SB 2/A3, plus two copies that have been redlined to show the changes from the previous Form SB 2/A2 filing.

In addition to the Form SB 2/A3, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB 2/A3.

General

1. WE NOTE YOUR RESPONSE TO COMMENT 2 AND YOUR DISCLOSURE ON THE COVER PAGE, THE RISK FACTORS SECTION AND UNDER THE HEADING STATE SECURITIES LAWS THAT IF REQUESTED BY A SELLING STOCKHOLDER, YOU MAY REGISTER SALES OF SHARES IN THOSE STATES WHICH PERMIT REGISTRATION BY COORDINATION. PLEASE REVISE TO DISCLOSE HOW YOU WILL MAKE SHAREHOLDERS AWARE OF WHEN AND IN WHICH STATES THEY WILL BE PERMITTED TO SELL.

FURTHER, WE NOTE YOUR STATEMENT THAT UPON STOCKHOLDER REQUEST YOU "MAY" REGISTER SALES OF SHARES IN STATES THAT PERMIT REGISTRATION BY COORDINATION. PLEASE CLARIFY THE CIRCUMSTANCES UNDER WHICH YOU MAY NOT UNDERTAKE THE PROCESS OF REGISTRATION BY COORDINATION UPON SHAREHOLDER REQUEST.

In response to Staff’s comments, the Company has amended the Form SB-2 in order to confirm that the Company will undertake registration by coordination upon request from a selling shareholder and that, upon effectiveness of any registration by coordination, the Company will advise the selling stockholders of the completion of this registration. Changes have been made to the prospectus cover page and the “Summary”, “Risk Factors” and “Plan of Distribution” sections of the Form SB-2. In view of these changes, there is no disclosure of the circumstances under which registration by coordination will not be undertaken upon shareholder request.

Convertible Securities – page 24

2. PLEASE REVISE HERE AND IN THE SECTION ON "ORGANIZATION WITHIN LAST FIVE YEARS" TO REFLECT THE CONVERTIBLE SECURITIES AND WARRANTS ISSUED ON FEBRUARY 22, 2006, AND MARCH 13, 2006 AS REFLECTED IN "RECENT SALES OF UNREGISTERED SECURITIES". FURTHER, PLEASE REVISE TO DISCLOSE WHEN THE NOTES BECOME CONVERTIBLE. FINALLY PLEASE CONFIRM THAT THE INVESTORS OF THESE CONVERTIBLE NOTES ARE NOT SELLING STOCKHOLDERS IN THIS REGISTRATION STATEMENT.

In response to Staff’s comments, the Company has amended the Form SB-2 under the heading “Organization Within Last Five Years” in order to disclosure the issuance of the convertible notes. The Company has also amended the Form SB-2 under the headings “Organization Within Last Five Years”, “Management’s Discussion and Analysis or Plan of Operations” and “Recent Sales of Unregistered Securities” in order to disclose the circumstances under which the convertible loans become convertible. Additional disclosure has also been added to confirm that the investors who have advanced the convertible loans are not selling stockholders named in the Form SB-2.

Interim Consolidated Financial Statements

Interim Consolidated Statements of Operations

3. PLEASE TELL US WHY YOU HAVE INCLUDED YOUR EXPENSES FOR THE INTELLECTUAL PROPERTY AS PART OF OTHER EXPENSE, RATHER THAN GENERAL AND ADMINISTRATIVE EXPENSES, IN YOUR STATEMENT OF OPERATIONS. PRESENTING THE EXPENSE AS PART OF OTHER EXPENSE WITH INTEREST AND FOREIGN EXCHANGE LOSS IMPLIES THAT THE COST IS NON-OPERATING. PLEASE EXPLAIN OR REVISE.

In response to Staff’s comments, the Company has amended the financial statements included with the Form SB-2 in order to include the intellectual property expense as part of the General and Administrative Expenses.

Note 4 – Agency Exploitation Agreement, page 15

4. WE NOTE THAT YOU ACQUIRED THE IRMA BLUETOOTH TECHNOLOGY FROM YOUR MAJORITY SHAREHOLDER ON NOVEMBER 30, 2005. WHILE IT IS APPROPRIATE TO ACCOUNT FOR THE INTELLECTUAL PROPERTY AT THE HISTORICAL BASIS OF YOUR MAJORITY SHAREHOLDER, IT IS UNCLEAR TO US WHY THE VALUE ASSIGNED TO THE TECHNOLOGY WAS ONLY $256,954. WE REFER TO YOU TO PAGE 26 WHERE YOU DISCLOSE THAT PUBLIC LOCK TRANSFERRED 10 MILLION SHARES OF YOUR COMMON STOCK TO KEYDATA TECHNOLOGY PARTNERSHIP IN EXCHANGE FOR THE SUBSIDIARY THAT OWNED THE INFRABLUE TECHNOLOGY. ON THE SAME DATE, YOU ISSUED SHARES OF YOUR COMMON STOCK VALUED AT $0.25 IN SETTLEMENT OF NOTES PAYABLE. THEREFORE, IT APPEARS THAT THE VALUE OF THE CONSIDERATION PAID BY YOUR MAJORITY SHAREHOLDER TO ACQUIRE THE TECHNOLOGY FROM A THIRD PARTY WAS APPROXIMATELY $2.5 MILLION. PLEASE REVISE YOUR FINANCIAL STATEMENTS TO REFLECT THE ADDITIONAL EXPENSE RELATED TO THIS ACQUISITION, OR ADVISE US WHY A REVISION IS UNNECESSARY.

In response to Staff’s comment, the Company has amended the financial statements included with the Form SB-2 in order to reflect $2,500,000 as the value of the consideration paid by the Company’s majority shareholder when it acquired the IRMA Bluetooth technology from a third party.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encls.

cc:	Kristi Beshears, Senior Accountant

cc:	Staley Okada & Partners
Chartered Accountants

cc:	Infrablue (US) Inc.
Attention: Mitchell Johnson, President and CEO